UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

An Annual General Meeting of Shareholders (the “Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), originally scheduled for Monday, November 24, 2025 but adjourned to Monday, December 1, 2025 was held on December 1, 2025 at 10:00 a.m. (Eastern time) and 3:00 p.m. (Irish time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. At the Meeting, the Company’s shareholders voted on the following proposals and cast their votes as described below. The proposals are described in more detail in the Company’s Notice and Proxy Statement with respect to the Meeting, attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2025 (the “Proxy Statement”).

Proposal 1: Appointment of Director – To re-elect Haggai Alon as a Director for a three-year term, who retires by rotation in accordance with Regulation 160 of the constitution of the Company and, being eligible, offers himself for re-election.

For	Against	Abstain/Withheld
333,213	13,671	558

Proposal 2: Appointment of Director – To re-elect Ophir Sternberg as a Director for three-year term, who retires by rotation in accordance with Regulation 160 of the constitution of the Company and, being eligible, offers himself for re-election.

For	Against	Abstain/Withheld
333,845	12,963	634

Proposal 3: Appointment of Auditor — To re-appoint BDO Israel as statutory auditor of the Company.

For	Against	Abstain/Withheld
335,664	10,407	1,371

Proposal 4: Remuneration of Auditor — To approve and ratify the remuneration of the statutory auditors fixed by the Directors for the year ending 31 December 2025.

For	Against	Abstain/Withheld
335,725	11,106	611

Proposal 5: New Deferred Ordinary Shares Cancellation Proposal — To approve the cancellation of 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each, and to diminish the authorized share capital accordingly.

For	Against	Abstain/Withheld
335,515	10,818	1,109

Proposal 6: Authority to Allot Shares — To authorize the Directors to allot and issue shares up to the authorized but unissued share capital following the New Deferred Ordinary Shares Cancellation, valid until 21 November 2030.

For	Against	Abstain/Withheld
330,360	16,701	381

Proposal 7: Disapplication of Pre-emption Rights — Conditional on Resolution 6, as a special resolution, to empower the Directors to issue shares for cash without applying statutory pre-emption rights, valid until 21 November 2030.

For	Against	Abstain/Withheld
330,488	16,620	334

Proposal 8: Constitutional Amendment — Removing References to New Deferred Ordinary Shares — To amend the Constitution to remove all references to New Deferred Ordinary Shares and update relevant clauses and articles accordingly.

For	Against	Abstain/Withheld
331,290	15,061	1,091

Proposal 9: Constitutional Amendment – Authorizing Directors to Subdivide the Company’s Shares — To insert a new article authorizing the Directors to subdivide any class of the Company’s shares as they see fit.

For	Against	Abstain/Withheld
327,238	19,870	334

Proposal 10: Constitutional Amendment — Authorizing Directors to Increase the Nominal Value of the Company’s Shares — To insert a new article authorizing the Directors to increase the nominal value of the Company’s shares by adding undenominated capital.

For	Against	Abstain/Withheld
332,361	14,110	971

Proposal 11: Constitutional Amendment — To insert a new article authorizing the Directors to reduce the nominal value of the Company’s shares by crediting the deduction to undenominated capital.

For	Against	Abstain/Withheld
331,117	15,620	705

Proposal 12: Constitutional Amendment — To insert a new article authorizing the Directors to convert undenominated capital into shares for allotment as bonus shares.

For	Against	Abstain/Withheld
328,455	17,239	1,748

Proposal 13: Constitutional Amendment — To insert a new article authorizing the Directors to increase the share capital of the Company by new shares as they see fit.

For	Against	Abstain/Withheld
329,414	17,315	713

Proposal 14: Constitutional Amendment — To insert a new article authorizing the Directors to cancel shares not taken or agreed to be taken and to diminish the share capital accordingly.

For	Against	Abstain/Withheld
331,839	14,934	669

Proposal 15: Constitutional Amendment — To amend the Constitution to provide that two members present in person or by proxy constitute a quorum at a general meeting, or one member if the Company is a single-member company.

For	Against	Abstain/Withheld
329,887	16,439	1,116

Proposal 16: Adoption of Amended Constitution Reflecting Resolutions 8–15— Conditional on the passing of Resolutions 8–15, to adopt the Amended and Restated Constitution as the new Constitution of the Company, and to authorize the Directors to take all necessary actions to give effect to this resolution.

For	Against	Abstain/Withheld
328,814	16,546	2,082

There were 347,442 ordinary shares voted at the Meeting. Accordingly, as the Company has received a majority of the votes cast at the Meeting, in accordance with Ireland law, all of the above Proposals passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 3, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer